October 6, 2021
Mr. Todd Schiffman
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
    RE:    Discover Financial Services
        Form 10-K for the Fiscal Year Ended December 31, 2020
        Filed February 17, 2021
        File No. 001-33378
Dear Mr. Schiffman:
Discover Financial Services (“Discover”, the “Company," "we," "our," "us") is submitting this letter in response to your comments set forth in your letter dated September 23, 2021. For your convenience, we have restated your comments in italics, followed by our response. In addition, the following paragraphs describe the nature of Discover’s businesses and operating model to provide context relative to our exposure to climate risk.
Discover is a digital banking and payment services company, providing banking products and services and payment services through our subsidiaries. We offer our customers credit card loans, private student loans, personal loans, home loans and deposit products. We also operate the Discover Network, the PULSE network and Diners Club International ("Diners Club"), collectively known as the Discover Global Network. The Discover Global Network processes transactions for credit and debit cards and provides payment transaction processing and settlement services.
We are principally engaged in providing products and services to customers in the United States. However, we also receive revenue from sources outside of the United States, including royalty and licensee revenue from our Diners Club licensees and network assessment, discount and interchange fees from our network-to-network partners. Our non-U.S. operations accounted for less than 1% of our revenue for the years ended December 31, 2020, 2019 and 2018.
Our primary revenues consist of interest income earned on loan receivables and fees earned from customers, financial institutions, merchants and issuers. The primary expenses required to operate our business include funding costs (interest expense), credit loss provisions, customer rewards and expenses incurred to grow, manage and service our loan receivables and networks. Our business activities are funded primarily through consumer deposits, securitization of loan receivables and the issuance of unsecured debt.
As a digital bank, we operate without physical branch locations, unlike most of our competitors. We market our lending products through digital channels, direct mail, email, radio and television. Prospective applicants can obtain information about our products online and complete an application either online or by telephone. We market our direct-to-consumer deposit products through the use of digital channels, direct mail, print materials, email and arrangements with third parties. Customers can generally apply for deposit accounts online or by telephone. Checking account applications can only be initiated online.
Our credit card customers have the option to manage their accounts online via Discover.com, through Discover Mobile applications and by calling our United States-based customer service personnel. Our other loan and deposit product customers can utilize our online account services to manage their accounts and to use interactive tools and calculators, or contact our customer care agents by telephone, text or email.

Our credit risk arising from consumer lending products is highly diversified across millions of accounts without significant individual exposures. We have no major customers, depositors or geographic concentrations. We do not engage in commercial lending, and therefore we do not have exposure to commercial or industrial borrowers whose operations may be particularly vulnerable to climate-related risks.
The Discover Global Network provides technology systems processing through a combination of owned and hosted data centers and the use of third-party vendors. These data centers support our payment networks, provide customers with access to their accounts and manage transaction authorization and settlement, among other functions.
Form 10-K for the Fiscal Year Ended December 31, 2020
Item 1A. Risk Factors, page 25
1.Disclose any material litigation risks related to climate change and the potential impact to the company.
The Company is not now and has not previously been party to any litigation related to events caused by climate change. Like most other companies, Discover is subject to risk of operational loss or disruption due to the increasing frequency of natural disasters and other extreme weather events. Climate-related events could impact our operations, the operations of third parties with whom we contract or otherwise do business, and/or our activities in a particular location. To the extent any such operational disruption has a detrimental impact on our consumers, merchants, employees, or others, we could be subject to litigation stemming from those events. However, we do not believe any impact from such a business disruption would be material, in part due to our business continuity plans, which are designed to provide for the safety of personnel, protect Company assets and continue operations in the event of an emergency or disaster so that we can meet our obligations to our employees, customers, business partners and shareholders.

Our business continuity plans and arrangements include facility redundancy, critical third-party backup arrangements, geographically dispersed customer care centers with an ability to route call traffic among those facilities as needed, and work-from-home capabilities for virtually our entire workforce. Some of these have been deployed as a result of the COVID-19 pandemic and have enabled us to successfully operate with no significant disruption to our operations. These mitigants are discussed further in our responses below.

Given the nature of Discover’s business operations and our business continuity plans and arrangements, Discover did not have any material litigation risks related to climate change for the period covered by the 2020 Form 10-K. While we do not expect to have such material risks in the near future, Discover will continue to monitor for any material litigation risks related to climate change and will disclose any material risks and the potential impact to the Company in future SEC filings as appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
2.There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.
Discover is a bank holding company and is subject to regulation by a number of federal and state bank regulatory agencies, including the Federal Reserve, the Federal Deposit Insurance Corporation and the Consumer Financial Protection Bureau. As a heavily regulated organization, Discover maintains a program to identify federal and state legislative and regulatory developments. We will continue to monitor and evaluate such developments related to climate change, and will include disclosure on such developments and the effect on Discover’s business, financial condition and results of operations in our Form 10-K for the fiscal year ended December 31, 2021, to the extent material. To date, no climate-related laws, regulations or guidance have been enacted that have caused the Company to incur material expenses or had a material impact on the Company’s business, financial condition or results of operations.
3.In your 2020 Corporate Responsibility Report, you refer to climate-related projects that you have undertaken. If material, please describe these projects and quantify related capital expenditures in your filing. Please also tell us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Corporate Responsibility Report.
The climate-related projects described in our 2020 Corporate Responsibility Report included, among other things, energy efficiency measures, an initiative to reduce air pollution by encouraging employee use of mass transit and ride-sharing, recycling activities and efforts to reduce water consumption. Because the nature of these initiatives were not material to our business operations, prospects or strategies, we did not include them in our SEC filings.
Additionally, these projects did not involve material capital expenditures. Among the initiatives described in that report, the largest capital expenditure was associated with energy efficiency activities. That project involved accumulated costs of approximately $10 million incurred over a period spanning five years. Given the immaterial costs involved, disclosure was not made in the Form 10-K for 2020 or prior years. However, the Company will continue to monitor its climate-related projects and disclosures in the Corporate Responsibility Report and evaluate whether such disclosures are appropriate for inclusion in future SEC filings.
4.If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
•severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations; potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•any weather-related impacts on the cost or availability of insurance.
The Company has not suffered from any significant physical effects of climate change. Accordingly, no specific disclosure related to such matters was made in our Form 10-K for 2020, or in any prior years. However, we continue to monitor and evaluate climate-related risks and impacts to our business, and we will disclose such matters in future SEC filings if they become material. Additional context is provided in the following paragraphs.
Impacts on operations
The Company’s property, plant and equipment had a net carrying value of approximately $1 billion, or less than 1% of total assets as of December 31, 2020, 2019 and 2018, and we have not experienced any significant climate-related impacts to any of our properties.
Discover’s principal properties are located within the United States. We currently operate over 3 million square feet of office space spread across seven states. Our corporate headquarters is used by both our Digital Banking and Payment Services segments and our call centers and processing center largely support our Digital Banking segment. All of our domestic locations with the exception of our Houston office are located in Zone X, the lowest flood plain risk as defined by the Federal Emergency Management Agency (FEMA). Additionally, physical damage from flooding is not an exposure for our Houston facility due to its location in a high rise building.
We maintain redundancy within our facilities and our operations which allows us to remain fully functional within a given site or across multiple sites. For example, we are able to control the routing of customer calls among our various customer care centers as needed. Operations at multiple geographic locations as well as strategic partner locations provide sufficient redundancy or backup in the event of disruption at any of our facilities. Further, as a result of adaptations we have made during the COVID-19 pandemic, we now have a proven model allowing for customer care from the homes of our employees. As a result, our physical space, while important, has become less of a dependency to our operations.
Impacts on results
Over the past two decades, the Company has experienced no property losses, either weather-related or otherwise, in excess of $100,000.
The majority of our income is derived from lending activities. In addition to the potential for impacts to our properties, which could have a financial impact on the Company, climate-related impacts on our financial results could also arise from the impairment of loans to customers who are impacted, for example, by severe destructive events such as wildfires, hurricanes or floods. However, the Company has not experienced material increases in credit losses as a result of such events. This is due to a variety of factors including the absence of major customers or geographic concentrations. In this regard, see tabular disclosures within Note 4: Loan Receivables in our 2020 Form 10-K which provide the geographic distribution of our various outstanding loans (see page 112). Also, we have an insignificant exposure to loans secured by real estate which could be impacted by acute hazards like storm damage or rising sea levels. As of December 31, 2020, home loans accounted for $1.7 billion, or approximately 2% of total loan receivables of $90.4 billion. In prior years, they comprised an even smaller portion of our loan portfolio. Consistent with our overall portfolio, there was no significant geographic concentration of our outstanding home loans.
Impacts to cost of insurance
Over the past several years, the frequency and severity of weather-related property losses (e.g., from wildfires, hurricanes, wind storms, freezing) has increased, which has adversely impacted pricing and coverages for both physical damage and business interruption/contingent business interruption coverages. Even though Discover has not made any loss claims, weather-related insurance industry losses have increased our premiums by 20% over the past three years. Discover mitigated the premium increase by increasing our deductible, resulting in an actual premium increase of 10%, or $66 thousand over the same three year period. There has been minimal change to Discover’s property values and exposures over this time period.
5.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
We recognize that a material increase in the incidence of severe weather events or trends could potentially have a material adverse impact on our business operations, customers and/or heighten regulatory expectations around managing such risks. There can be no certainty about whether any transition risks in the future will affect our business, financial condition or results of operations. However, the Company did not experience any material transition risks related to climate change in the periods presented in our 2020 10-K. As part of our overall risk management activities, we continue to monitor these risks and trends in order to assess the potential impact to Discover and will provide disclosures in future SEC filings as appropriate.

6.Quantify any material increased compliance costs related to climate change.
As described above, the Company has not incurred material compliance costs related to climate change. While there can be no certainty about whether any material compliance costs related to climate change will arise for the Company in the future, such compliance costs will be disclosed in future SEC filings if and when they do become material.
* * * *
We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-3601 or Shifra Kolsky, Senior Vice President and Chief Accounting Officer, at (224) 405-3055.

Sincerely,

/s/ John T. Greene
John T. Greene
Executive Vice President and
Chief Financial Officer

cc:    Ms. Sally Buckles, Deloitte & Touche LLP